Exhibit 4.19

THIRD AMENDED PROMISSORY NOTE

Principal Amount:	$1,145,520.08

Debtor:	Foremost Clean Energy Ltd.

Lender:	Jason Barnard and Christina Barnard

Date:	October 4, 2024

FOR VALUE RECEIVED, Foremost Clean Energy Ltd. (hereinafter, the “Debtor”) promises to pay to Jason Barnard and Christina Barnard (hereinafter, collectively, the “Lender”) the principal sum of One Million One Hundred Forty-Five Thousand Five Hundred Twenty dollars and 08/100 cents ($1,145,520.08) (the “Principal Amount”), with interest thereon from the date of issuance on the unpaid principal at the rate of nine percent (9%) per annum, compounded monthly, on the following terms and conditions:

1.

DUE DATE. The entire balance of this Note (the “Loan”) together with all interest accrued thereon owing to the Lender hereunder (collectively, the “Loan Obligations”), shall be due and payable in full on the later of (such date, the “Due Date”):

(a)

in the circumstances where Denison has completed the purchase of the Purchased Obligations (as defined therein) under the Loan Purchase and Assignment Agreement from the Lender, the Due Date shall be the date that is one (1) year following the date of purchase; and

(b)

in the circumstances where amounts under this Note remain outstanding following the expiry of the twelve (12) month period following the Effective Date but: (i) during the 30 day period immediately following the one-year anniversary of the Effective Date, Denison has not delivered notice pursuant to the Loan Purchase and Assignment Agreement of its election to exercise the Purchase Option or, in the alternative, Denison has provided written notice that it will not be exercising the Purchase Option; or (ii) subject to Section 2(c) of the Loan Purchase and Assignment Agreement, Denison has failed to use commercially reasonable efforts to complete the purchase of the Purchased Obligations (but in any event within 60 days from the one year anniversary of the Effective Date) in accordance with the Loan Purchase and Assignment Agreement (the occurrence of (i) and/or (ii), each a “Purchase Option Termination Event”), in each case, the Due Date shall be the date on which all Loan Obligations have been repaid in Common Shares in accordance with Section 6 below.

2.	DEFINITIONS. All capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in Schedule “A” hereto.

3.

MONTHLY PAYMENTS. Debtor shall pay the Lender monthly minimum payments of $10,835.00. The payments shall begin on October 4, 2024, and shall continue on the 1st day of each succeeding calendar month. Each such payment will first be applied to accrued interest and then to the outstanding Principal Amount.

4.

PREPAYMENT. Debtor may at any time and from time to time prepay the Loan in full or in part, including accrued and unpaid interest, at any time, without penalty. Any prepayment of the Loan will first be applied to the outstanding Principal Amount and then to any accrued and unpaid interest.

5.	MANDATORY REPAYMENT.The Debtor shall:

(a)

apply such portion of the net proceeds of all non-flow-through equity capital raises conducted pursuant to Part 5A of NI 45-106 within a period of twelve (12) months of the Effective Date sufficient to repay a minimum of fifty (50%) percent of the outstanding Principal Amount as of the Effective Date; and

(b)	use best efforts to repay the remaining outstanding Principal Amount and all other Loan Obligations from the net proceeds of any other non-flow through equity capital raises during the same period.

Any repayment of the Loan pursuant to this Section 5 will first be applied to the outstanding Principal Amount and then to any accrued and unpaid interest.

6.

CONVERSION. If a Purchase Option Termination Event has occurred, the Debtor shall repay any Loan Obligations outstanding following the expiry of the 12 month period following the Effective Date by converting any such amounts to Common Shares at a price per share equal to the VWAP for the period immediately prior to the date Denison delivers notice that it is not exercising its Purchase Option under the Loan Purchase and Assignment Agreement (or the period during which such Purchase Option could be exercised thereunder has expired with the Purchase Option unexercised) and subject to the Loan Conversion Maximum, with such Common Shares to be issued on, or as soon as practicable following, the date which is 12 months after the Effective Date (subject to the approval of the NASDAQ exchange, the Canadian Securities Exchange and any other Acceptable Exchange on which the Common Shares are then listed, as necessary); provided that if such conversion would at any such time exceed the Loan Conversion Maximum, the outstanding amounts of Loan Obligations above the Loan Conversion Maximum that could not be converted at such time will thereafter be converted as soon as practicable thereafter when to do so would not exceed the Loan Conversion Maximum.

7.	EXCLUDED COLLATERAL. The Lender and the Debtor acknowledge and agree that the security held by the Lender in connection with this Note shall not include the Excluded Collateral.

8.

ACKNOWLEDGEMENT. Debtor hereby acknowledges and confirms and this Note evidences, in part, funds previously advanced by the Lender to the Debtor, and this Note shall be good and sufficient evidence of the same.

9.	CURRENCY. Except as otherwise contemplated by Section 6, all principal and interest payments shall be made in lawful money of Canada.

10.	WAIVER OF PRESENTMENTS. Debtor waives presentment for payment, notice of dishonor, protest and notice of protest.

11.	NON-WAIVER. No failure or delay by Lender in exercising Lender’s rights under this Note shall be a waiver of such rights.

12.

SEVERABILITY. If any clause or any other portion of this Note shall be determined to be void or unenforceable for any reason, such determination shall not affect the validity or enforceability of any other clause or portion of this Note, all of which shall remain in full force and effect.

13.	SUCCESSORS AND ASSIGNS. This Note shall enure to the benefit of the Lender and its successors and assigns, and shall be binding upon the Debtor and its successors and assigns.

14.	COUNTERPARTS. This Note may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

15.

AMENDMENT AND RESTATEMENT. This Note supersedes and replaces the original promissory note that was issued by the Debtor to the Lender on May 10, 2022, the first amendment to the promissory note entered into on May 1, 2023, and the second amendment to the promissory note entered into on April 17, 2024.

[Remainder of Page Intentionally Left Blank.]

DATED as of the date first written above.

FOREMOST CLEAN ENERGY LTD.

By:	(signed) “Douglas Mason”
Name:	Douglas Mason
Title:	Chairman

Accepted and agreed as of the date first written above.

(signed) “Jason Barnard”
WITNESS:	JASON BARNARD

(signed) “Christina Barnard”
WITNESS:	CHRISTINA BARNARD

SCHEDULE “A”

DEFINED TERMS

“Acceptable Exchange” means the Canadian Securities Exchange, the NASDAQ exchange and/or a large, liquid stock exchange in Canada or the United States acceptable to the Lender acting reasonably (including the Toronto Stock Exchange, the TSX Venture Exchange, or the NYSE American).

“Common Shares” means the common shares in the capital of the Debtor. “Denison” means Denison Mines Corp.

“Effective Date” means October 4, 2024.

“Excluded Collateral” means the Assets (as defined in the No Interest Letter), which includes, without limitation, the Properties and the Property Interests (each as defined in the Option Agreement).

“General Security Agreement” the amended and restated general security agreement dated the Effective Date, between the Debtor and the Lender, as amended, restated, supplemented or otherwise modified from time to time.

“Loan Conversion Maximum” means the lesser of: (i) the number of Common Shares calculated by dividing the outstanding principal and interest under this Note by the VWAP at the date described in Section 6; (ii) the number of Common Shares that would result in an incremental ten percentage points (for example 10% to 20%) of aggregate direct and indirect ownership of the Debtor’s issued and outstanding Common Shares by the Lender under this Note, and (iii) the number of Common Shares that would result in greater than 25% aggregate direct and indirect ownership of Common Shares by the holders of this Note calculated on a partially diluted basis accounting only for such conversion.

“Loan Purchase and Assignment Agreement” means the loan purchase and assignment agreement dated October 4, 2024 between Denison, the Debtor and the Lender, as amended, restated, supplemented or otherwise modified from time to time.

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators.

“No Interest Letter” means the no interest letter dated September 23, 2024 provided by the Lender in favour of Denison and the Debtor.

“Note” means this Third Amended Promissory Note dated the Effective Date, as amended, restated, supplemented or otherwise modified from time to time.

“Option Agreement” means the option agreement dated September 23, 2024 between Denison and Foremost Lithium Resource & Technology Ltd., as amended, restated, supplemented or otherwise modified from time to time.

“Purchased Obligations” has the meaning given to it in the Loan Purchase and Assignment Agreement. “Purchase Option” has the meaning given to it in the Loan Purchase and Assignment Agreement.

“VWAP” means the volume-weighted average trading price of the applicable securities on the exchange with the greatest trading volume of such securities during the 10-trading-day period immediately preceding the date of determination.